
November 10, 2011

Via E-mail
Jianhua Zhu
Chairman and Chief Executive Officer
China Digital TV Holding Co., Ltd.
Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People's Republic of China

>   **Re:**   **China Digital TV Holding Co., Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2010**
>   **Filed May 12, 2011**
>   **File No. 001-33692**

Dear Mr. Jianhua Zhu:

We have reviewed your letter dated October 18, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 20, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities

VIE contractual arrangements, page F-7

1.   We note from your response to prior comment 3 that certain contracts require consent of both Super TV and the operating company to be renewed. Since this provision requires the operating company's approval for contract renewal upon expiration, please provide

your analysis of how you considered whether this right represents, in substance, a kick-out right for each of the contracts. That is, explain whether the renewal rights essentially give N-S Digital the unilateral ability to remove Super TV, giving the operating company the power to direct the activities of variable interest entity that most significantly impact the entity's economic performance. Refer to ASC 810-10-25-38C.

Note 2. Summary of Significant Accounting Policies

(g) Concentration of credit risk, page F-14

2.   As previously requested in prior comment 4, tell us whether further disclosures are necessary regarding deposits held by financial institutions, such as whether there are governmental regulations that protect such balances. For example, consider disclosing, as noted from your response, that the applicable PRC laws do not require that banks provide deposit insurance or similar protections to depositors in China. Also consider disclosing that over 90% of the Company's deposits were placed with four leading commercial banks in the PRC and the basis for your determination that these financial institutions have high-credit ratings and quality. In addition, tell us whether there are any concentrations of deposits held by any of the four commercial PRC banks that should be disclosed, such as a significant percentage of deposits held directly by a financial institution or indirectly by a party through ownership interests in the financial institutions, such as state-owned conglomerates. Please include any proposed changes to your disclosure within your response.

You may contact Melissa Walsh at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-Mail
William Chua, Sullivan & Cromwell LLP